Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: October 30, 2015

Corrected Transcript

29-Oct-2015
Delhaize Group SA (DEG)
Q3 2015 Earnings Call

Total Pages: 16
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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

CORPORATE PARTICIPANTS

Frederic Franciscus Maria van Daele	Pierre Bouchut
Vice President-Investor Relations	Chief Financial Officer & Executive Vice President
Frans W. H. Muller
President & Chief Executive Officer

OTHER PARTICIPANTS

Fabienne C. Caron	Cédric Lecasble
Kepler Cheuvreux	Raymond James Euro Equities SAS
Sreedhar Mahamkali	Fernand de Boer
Macquarie Capital (Europe) Ltd.	Petercam Bank (Nederland) NV
François G. Halconruy	James R. Grzinic
Morgan Stanley & Co. International Plc	Jefferies International Ltd.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to Delhaize Group's Analyst Call. I now hand over the conference call to Frederic van Daele, Vice President, Investor Relations of Delhaize Group. Please go ahead, sir.

Frederic Franciscus Maria van Daele
Vice President-Investor Relations

Thank you very much, operator, and good morning, everyone. Welcome to Delhaize Group's conference call regarding our third quarter 2015 results.

I want to remind you again that today's presentation and discussion will include forward-looking statements. We want to caution you that such statements are predictions and that actual events or results can differ materially. Factors that may have a material effect on our business are detailed in the cautionary note in our earnings release and are also contained in our SEC filings. The statements are made as of the date of this presentation and Delhaize Group assumes no obligation to update this information.

There is a more detailed disclaimer to this call, which you can read on page 2 of the presentation.

Today, we have the following people with us: Frans Muller, CEO, Delhaize Group; and Pierre Bouchut, CFO, Delhaize Group.

During the call, we will reflect on our third quarter performance, followed by comments on our strategic priorities. Afterwards, we will take questions. And for those unable to stay on the call or who wish to listen to it again, a replay will be available on our group's website.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Frans, the floor is now yours.

Frans W. H. Muller
President & Chief Executive Officer

Thank you, Frederic. Good morning, everyone. I would like to welcome everyone on this conference call where we discuss our third quarter performance. For the first time this year, we are able to report positive comparable store sales growth for Delhaize America and for Delhaize Belgium and for our Southeastern European operations. We've also been able to keep profitability more or less at last year's level. It puts us in a good position to realize our full- year targets.

Slide 3 provides you with an overview of the highlights of the third quarter. At Delhaize America, we have been able to continue our sales momentum from the first half of the year. Corrected for the estimated $100 of favorable sales impact at Hannaford last year, as a result of a disruption at the competitor, our sales trend actually improved at Delhaize America to 4.1% comparable store sales growth. We still experienced retail deflation for the quarter. Our underlying operating margin slightly decreased this quarter due to expenses related to the launch of Easy, Fresh & Affordable in the Raleigh market and due to the timing of the 4th of July.

At Delhaize Belgium, we have seen a further improvement in our sales trend and market share. This is driven by continued strong performance of our network of affiliates. The performance of our company operated stores is also improving. However, our operating standards are impacted by the fact that people are leaving the organization as a result of the Transformation Plan, and by the transition towards the new store organization which we will have implanted in 53 stores by mid of November.

Our UOP margin in Belgium remains stable versus last year as the slightly lower gross margin was offset by improvement in SG&A. Finally, our performance in Southeastern Europe was very robust. We saw double-digit comparable store sales growth in Romania, driven by a drop in VAT, a positive economic climate and by the success of our commercial strategy. In Greece, we also continue to be successful, helped by the new store growth and further comparable store sales growth as well. Our Serbian operations continued to progress in terms of revenues and profitability according to our expectations.

All regions improved their market share and grew comparable store sales, which resulted in an increase of profitability in our Southeastern European segment.

I will come back later to update you on our strategic priorities. I hand over to Pierre now to take you through the third quarter financial results.

Pierre Bouchut
Chief Financial Officer & Executive Vice President

Thank you, Frans. Good morning to everyone. Let's review our Q3 2015 financial results. Slide 4 provides you with our summary Q3 income statement. At €6.1 billion, revenue increased by 14.5% at actual FX rates and by 2.3% at identical rate. Organic growth for the quarter also stood at 2.3%. Our gross margin reached 24.3% and decreased by 3 basis point compared to last year at identical rates. Our gross margin was flat both at Delhaize America and   in Southeastern Europe.

In Belgium, our gross margin declined by 10 basis points as a result of price investment and additional shrink, which were partly offset by better supplier terms. Note that our gross margin in Belgium and Southeastern Europe was supported by better supplier terms, notably through the very positive impact of the Coopernic buying alliance.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Our SG&A stood at 21.2% of sales, an increase of 9 basis point compared to last year at identical rates. This increase is the outcome of first, a 20 basis point increase in SG&A in the U.S., resulting from the additional pre- opening expenses at Food Lion as compared to last year and as well from an increase in IT expenses. Two, in Belgium, a 10-basis-point SG&A decrease mainly as a result of the first savings of the Transformation Plan for up to €5 million, partly offset by increased advertising and depreciation. And, three lastly, in Southeastern Europe, SG&A decreased by 30 basis points supported by solid sales leverage. At €218 million our Q3 UOP increased by 12.5% at actual rates and decreased by 1.7% at identical rates. Our UOP margin stood at 3.5%, down 14 basis points at identical rates.

The amount of operating expenses recorded below our underlying operating profit stands at €51 million, mainly €29 million of additional reorganization expenses in Belgium and €9 million costs related to the announced intention to merge with Ahold. The additional €29 million reorganization expenses in Belgium is explained by the final adjustment of our Transformation Plan, in particular, with 282 additional voluntary leavers. This €29  million will negatively impact our Q4 free cash flow, while future years will be positively impacted by the related underlying cost savings.

Our net finance costs stood at €54 million, and we are negatively impacted by the evolution of the U.S. dollar on our U.S. dollar denominated debt. We incurred €2 million of income taxes, and the underlying low tax rates result primarily from the recognition of the $25 million unrecognized tax asset previously in connection with U.S. tax losses as a result of a change in our supply chain organization.

Our operating free cash flow was negative this quarter and stood at minus €55 million. But this has to be put in perspective with the strong €308 million operating free cash flow recorded in Q2 and the negative impact of the  Q3 cutoff time notably in the U.S. and in Southeastern Europe. Actually, adjusted for non-recurring cash outflows, our year-to-date operating free cash flow is very much in line with last year operating free cash flow.

Slide 5 shows the evolution of our EBITDA and underlying EBITDA. As you can note at actual rates, the progression of our EBITDA and underlying EBITDA is very encouraging. While EBITDA for Q3 has increased to €335 million, while underlying EBITDA increased by 13.7% to €383 million. For the first three quarters of the year, our EBITDA has increased by 5.8% while our underlying EBITDA has increased by 15.7% to €1.115 billion.

At identical rates, EBITDA for Q3 has decreased by 11% while underlying EBITDA has increased by 0.5%. For the first three quarters of the year, EBITDA has decreased by 8.7% while our underlying EBITDA has increased by 1.1% to €974 million.

The following slide 6 gives you more insight on the revenue evolution at Delhaize America. In Q3, we reported same-store sales growth of 1.7%. Retail inflation stayed negative during this third quarter although less than in Q2 and stood at minus 0.4%. It was driven by price investments at Food Lion while Hannaford operation posted a slight retail inflation.

Real growth for U.S. operation therefore stood at 2%. As already mentioned by Frans, adjusted for the benefit of Market Basket store disruption last year, our U.S. same-store sales stand at 4.1% for Q3. This is a particularly strong performance. When adding up a negative 140 basis point calendar impact and a negative 20 basis point from store closing, our Q3 organic growth stand at 0.1%. Over the first three quarters, we reported same-store sales of 2.2%. If we add the 10-basis-point negative calendar impact, Delhaize America organic growth stands at 2.1%.

[indiscernible] (10:34) adjusted for the benefit of Market Basket store disruption last year, our U.S. same-store sales stand at a solid 3% for the first three quarter of the year. We continue to be encouraged by our Easy, Fresh & Affordable initiative. In Wilmington, we have now cycled the grand opening of last year. Sales trends continue to  be positive and encouraging. In Greenville, which is more impacted by competitive openings, as you know, sales trends have continued to improve over the last few months. We have re-launched our Raleigh market mid-October with 162 stores and early results are promising.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Slide 7 provides you with background information on our underlying operating margin evolution at Delhaize America. In Q3, we reported a UOP margin of 4.2% compared to 4.4% last year. This 20-basis-point decrease in our UOP margin is due to the following elements. On the negative side, price investment at Food Lion for approximately 25 basis points; higher pre-opening expenses at Food Lion compared to last year and linked to the 162 Raleigh stores we just re-launched and investment in IT projects for a total of 20 basis points; the positive impact of Market Basket disruption last year; and the timing of the 4th of July which fell in Q2 this year but in Q3 last year for approximately 10 basis points. These elements were partly offset by the strong volume growth we continue to experience in particular at Food Lion.

Concerning Easy, Fresh & Affordable, we continue to make progress towards our targeted performances. In shrink and labor, we have almost filled the gap with our initial expectation while we still have some improvement to make on gross margin. For the first three quarters, our UOP stood at 4% in line with last year.

The next slide, 8, present Delhaize Belgium's sales evolution. In Q3, Delhaize Belgium comparable store sales turned positive after six consecutive quarters of negative same-store sales and stood at 1.7%. Our internal retail inflation was similar to the second quarter and stood at 0.6% in this Q3. With a positive 60 basis point on network expansion, Delhaize Belgium revenue growth stands at 2.2%. Our affiliated network has quickly recovered from store disruption of last year and performed well with strong same-store sales for this Q3.

On the other hand, our company-operated stores suffered from the implementation of the Transformation Plan, which is currently taking place in our integrated stores. By the end of this year, almost 20% of our integrated store workforce in Belgium will have left our store operation.

Such significant departures combined with the implementation of our new store organization and related hiring and training of new permanent or interim staff of course affect our service to customers during this transition phase. As a result, our integrated stores posted only a modest same-store sales growth in this Q3. As you know, our new store organization has started in June and will be finalized in the second half of next year.

Our Q3 market share was slightly up compared to last year and stood at 24%, in line with the level rate in Q2. While this is the first step in the right direction, we are keen to see our market share growth in the next quarters along with the increase of customer visits in our store.

As you can see, over the first three quarter of this year, our organic growth stand at minus 0.2% when adding the minus 0.5% same-store sales, a negative 10-basis-point calendar impact and 40-basis point from store network expansion.

As shown on slide 9, Delhaize Belgium UOP margins stayed flat at 1.4% for Q3. Several elements explain this. On the negative side, price investment and promotion for a net 30-basis-point, higher shrink, higher advertising expenses as expected for about 25 basis points and depreciation relating to additional remodeling activity for 15 basis points.

On the positive side, we realized the first savings linked to our Transformation Plan for 40 basis points, and we have better supplier terms also which allow us to somewhat offset this gross margin pressure. We continue to expect a full year UOP margin of at least 2% in Belgium, as previously indicated, in line with the trends seen for the first three quarters of the year.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

On slide 10, we provide you with the revenue evolution in Southeastern Europe. Our same-store sales for Q3 stand at plus 5.1% for the segment, a great performance driven by positive same-store sales and real growth in the three countries where we operate.

Romania recorded double-digit same-store sales growth and continue to benefit from strong commercial actions and the lower VAT on food in the country since June 1. With 680 basis point positive impact from store openings, our organic growth stands at 11.9%. For the first three quarters, the same-store sales of our Southeastern Europe operation was up 2%. With a positive 20 basis point calendar impact and a 670 basis point positive impact from store openings, the organic growth of our Southeastern Europe segment stands at 8.9%.

For positive same-store sales and organic growth, we continue to gain market share in those three countries. Clearly, we have well positioned store format in each of these markets.

The following slide provides you with more details on the margin evolution in Southeastern Europe. Our UOP margin increased by 20 basis point from 4.3% in Q3 2014 to 4.5% in Q3 2015. The main drivers of this improvement are; first, a 30-basis-point decrease in SG&A as a percentage of revenues, mainly resulting from positive sales leverage across the segment and good cost control in Romania, while Serbia's SG&A increased as a result of store expansion.

And two, stable gross margin for the segment, mainly driven by procurement conditions, better procurement condition in those three countries, that offset by additional promotional activity in Romania. For the first three quarter of the year, our European margin increased by 40 basis point to 3.8%, with all three countries improving profitability.

The following chart on slide 12 provides you a waterfall analysis of our cash flow generation at actual FX rates in the first nine month of the year. When taking into account an underlying EBITDA of €1.1 billion, a working capital outflow of €35 million, net interest and taxes paid of €195 million, cash CapEx of €509 million, non-recurring items for a total of €76 million, and other cost for €429 million, we get to a free cash flow generation of €160 million for the first nine month of the year.

This €160 million free cash flow compare to €426 million generated last year. Last year, however, included €171 million proceeds from the divestiture of Sweetbay, Harveys and Reid's, whereas this year only includes €14 million proceeds from the Bottom Dollar divestiture. Our operating free cash flow, therefore, stands at €146 million for the first three quarters of this year, €109 million below the achieved €255 million operating free cash flow of last year.

Such a difference from one year to another is largely explained by; first, €151 million higher underlying EBITDA from continued operation, which makes up for the €125 million additional cash CapEx compared to last year. And two, the difference in operating free cash flow from one year to another is, therefore, largely explained up to €90 million by non-recurring cash elements which are the following: first, €35 million cash-out relating to the Transformation Plan in Belgium; two, another €25 million cash-out resulting from a fine from the Competition Authority in Belgium; and three, €28 million merger-related cost.

Note that this third quarter was also impacted by some negative timing elements, such as, for example, the impact of the 4th of July on our U.S. operating working capital and the capital control in Greece which had positively impacted our Q2 but reversed in Q3. We, therefore, remain confident to achieve our 2015 free cash flow target of €450 million excluding the Transformation Plan cash-out, which we expect to be around €90 million for 2015 instead of the €80 million previously communicated to you as a result of additional voluntary leavers following the Transformation Plan.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

I now hand over to Frans to give you an update on our operation.

Frans W. H. Muller
President & Chief Executive Officer

Thank you, Pierre. Let me now provide you with an update on our strategic initiatives. Firstly, Easy, Fresh & Affordable at Food Lion. I'm pleased to say that we have made considerable progress in the Wilmington and Greenville markets where we relaunched the first 76 stores in the new format in the second half of the year. As we discussed in March, we have initially operated three [indiscernible] (21:14) and labor hours. In the third quarter, in terms of profitability, we have continued to narrow the gap without expectations, and we are cautiously optimistic to continue this strength in upcoming quarters.

In terms of sales, trends in Wilmington continued to be rewarding, also in the second year post launch, whereas our sales in Greenville, as Pierre already mentioned, has been impacted by the level of competitor openings as you already know.

On October 14, we relaunched the 162 Food Lion stores in the Raleigh market following a $250 million of capital invest. We have been delivering this plan, thanks to meticulous planning, a highly-disciplined execution from our Food Lion team and, most of all, thanks to a lot of energy from all of our associates. Raleigh is a critical market for us, and thanks to our learnings from the Wilmington/Greenville markets, we believe we have started the relaunch out of an strong position.

During the summer, we have started the work on our 2016 plans, Easy, Fresh & Affordable, on which we will update you in due course. Secondly, we have continued to work on the Easy, Fresh & Affordable initiatives that we have implemented [ph] then away (22:41). The rollout of our new private brand ranges continues as planned, and we have also made further price investments to which we already referred to in July in order to stay competitively priced in all of our markets.

Finally, we have continued the Count on Me associate training that we started last year, resulting in an improvement in our customer service. We also believe that our associate engagement has considerably improved since we started this initiative.

Moving to Hannaford, to Hannaford Brothers; we have enjoyed a strong third quarter of the year if we correct for the estimated €100 million exceptional revenue boost that we gained last year. The momentum within the banner at the end of the quarter was encouraging, and was partially supported by some level of price investment which we made in some regions.

Additionally, we opened at Hannaford our first smaller concept store in North Berwick in Maine. This is a 20,000 square foot store where we are trying to have as much as possible of our fresh concepts in only half of the normal sales area. The initial results exceeded our expectation, but it's too early to say if this is a format which we could use more actively in expansion going forward.

Let me now provide you with an update on the Transformation Plan in Belgium. In October, we have completed the process whereby our employees could sign up for voluntary leave including an agreed redundancy package. As a result, we will have 282 additional employees leaving our organization compared to the earlier 1,800 we announced. As Pierre already mentioned, the higher number of voluntary leavers does have consequences. We have to increase the restructuring provision by €29 million compared to the €137 million that we announced in March, plus €2 million which we added in the second quarter.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

We will also have to find more temporary labor in order to fill the gaps in the stores before the new store organization is fully implemented. Obviously, the higher-than-expected number of departures will result in additional cost savings, but at this stage, we will not update our earlier view on this. We continue to aim to generate at least €80 million of savings by 2018, which we plan to partly reinvest in our overall customer proposition.

By mid-November we have now implemented a new store organization in 53 stores. Simply said, this implies having a lighter organization in the stores. We continue to fine-tune this process and the third wave of stores is scheduled for the first quarter of 2016.

While we are pleased with the positive trends in same-store sales growth and market share, to a large extent, this has been due to the success of our affiliated network. Our company-operated stores need to digest a lot changes in their workforce and as a result there is a scope to improve our operating standard, this will take time.

I would like now to spend a moment on Southeastern Europe. We have posted another strong performance in our Southeastern European segment. While our performance in Romania stood out from incomparable store sales perspective, we also have been pleased with the continued outperformance in our Greek operations.

The business in Serbia continues to operate according to plan. In Greece, we have continued to trade well in the third quarter despite the impact of the political uncertainty on the Greek customer. While we know that here remain significant uncertainties for the consumers in the coming years, we're also optimistic that we continue to grow our operations.

In Serbia, we've managed to grow same-store sales. This is a combination of maintaining a strong price position and the success of our Maxi remodeling strategy. In Romania, Mega Image benefited from the lower VAT rate which has been implemented in food categories since June. However, it's also benefited from generally attractive market conditions and the success of our commercial policies. We are optimistic that our Southeastern European operation can continue to do well in the last quarter of the year.

Now, a brief update on the proposed merger with Ahold. While we remain highly focused on running our day-to-day operations, we're also making good progress with integration planning. And as you know, the objective to complete the transaction mid of 2016. Different work streams are working on topics like finance, legal, operating model, in order to pave the way for a smooth transition. We have a number of key milestones ahead of us in the coming month on which we plan to update you in due time. We've also planned a number of road shows later this quarter during which Dick Boer and myself will meet investors together.

We have summarized the outlook for 2015 on slide number 17. The outlook has not changed compared to early this year. Our attention remains dedicated to our two strategic initiatives which we have set for the year: the rollout of Easy, Fresh & Affordable and the implementation of the Transformation Plan in Belgium. We're looking forward to the important fourth quarter of the year and expect positive volume growth in our three operating segments. In Belgium, in particular, we plan to deliver an increased market share with positive same-store sales growth. We continue to plan spending €700 million of CapEx at identical exchange rate and delivering a healthy free cash flow that Pierre already mentioned for the full year.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

I now would like to open up for questions. So, please, operator, could you give instructions and lead the Q&A session?

QUESTION AND ANSWER SECTION

Operator: Thank you, sir. [Operator Instructions] We will now take our first question from Fabienne Caron of Kepler Cheuvreux. Please go ahead.

Fabienne C. Caron Kepler Cheuvreux	Q

Yes, good morning, everyone. I've got two question on the U.S. The first one, can you tell us the impact of the Walmart on Food Lion because, if I remember, you had to adjust the salary of your store managers? Can you tell us what was the impact and if you have done all the adjustments already?

And the second question would be on Hannaford with some of the states in the Northeast of the U.S. which plan to increase the minimum wage, if you would have an impact and can you help us there? And the second question – sorry it's not on the U.S., it's on Belgium – can you give us a feeling of what was the like-for-like of your affiliates   in Belgium in Q3, please?

Frans W. H. Muller President & Chief Executive Officer	A

Well, we aren't going, Fabienne, to disclose the like-for-like separately for Belgium and U.S. stores. [indiscernible] (30:20) a modest like-for-like for Q3, while our affiliated stores posted a really very strong like-for-like in Q3, but we are not going to disclose any figure.

On Hannaford minimum wages, Fabienne, in the Northern part of East Coast, of course, we monitor this state by state. We have a current minimum wage and, of course, we are, as a company, compliant to the legislation and in some of the states, we already have higher actual start rates of our wages, and we feel comfortable with this.
Secondly, for the 2016 period, of course, we try to monitor what's coming up. So, if there are potentially minimum wage legislation coming up for Maine or for Massachusetts, then we monitor those, we align with those, and we are very closely to monitor the effects. So far, we are doing well, and so far, it can affect the labor and [indiscernible] (31:32) according to those measures.

On Walmart, Walmart comes, as we all know, in at least two different type of formats with Supercenters, but also with the Neighborhood stores. I think all over we can see that, like Pierre mentioned earlier, when we see an increased number of [ph] end (31:55) Superstores and Neighborhood stores in the Greenville area that we are, of course, impacted by this, but the good thing is that we cycle them very well. So, I think we have a very competitive pricing at Food Lion. We have a very competitive overall shopping experience, and we feel comfortable that we cycle them well and that we can deal with a competitor like Walmart like we can deal with other competitors at the same time. And I think the like-for-like sales growth you saw for Food Lion and for Hannaford, I think, are also a proof that we are doing pretty okay.

Fabienne C. Caron Kepler Cheuvreux	Q

Okay. What about your cost structure? I thought you had to adjust the salary of the store manager at Food Lion.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Frans W. H. Muller President & Chief Executive Officer	A

Yeah. But that's all done. We – this is roughly done a year ago where we reviewed [indiscernible] (32:33) store managers both on performance and on wages. We made those corrections already. Those corrections are already now in our number, so that's taken care of.

Fabienne C. Caron Kepler Cheuvreux	Q

Okay. Thank you.

Operator: Thank you. We will now move to our next question from Sreedhar Mahamkali of Macquarie. Please go ahead.

Sreedhar Mahamkali Macquarie Capital (Europe) Ltd.	Q

Yes, hi. Good morning. Three questions then, please. Firstly, U.S., just give us a sense of current trading, if you could, please. I know we haven't quite closed even the first month of Q4. But just trying to understand ex-market basket, the run rate seems pretty strong as you've hinted already, and should we be expecting much more significant bump-up in the CSS in Q4 versus Q3?

Secondly, give us an idea in terms of when you will actually annualize the Coopernic buying alliances and the support you're getting in terms of better procurement conditions, particularly in Belgium and in Greece. I just seem to remember, in Q3 last year, you've already talked about better procurement conditions, so just it will be helpful to understand when we will actually annualize those.

And then, finally, in terms of working capital evolution, Pierre, I think you've talked about it already, reiterating confidence for €50 million free cash flow for the year. Just give us an idea, because working capital this year has been pretty much unchanged. Are you expecting clearly a significant from – significantly improved performance in Q4 in working capital? What is actually going to drive it, which side of the equation for working capital will drive that better performance in Q4, and that will be very helpful? Thank you.

Frans W. H. Muller President & Chief Executive Officer	A

Thank you, Sreedhar, for those questions. Coming back to the U.S., we see encouraging same-store sales numbers as we already indicated before. And looking at the current trading, we cycled market basket – the market basket [ph] effect (34:42) quite well and we are confident for the fourth quarter. I would not raise now expectations  based on what we see at the moment, but we're doing quite well. But as you see in the fourth quarter with our Thanksgiving and our Christmas season is coming up, it's a busy period. We're looking forward to that period and we're looking forward also to deliver good result in line with our year-to-date growth numbers.

Pierre Bouchut Chief Financial Officer & Executive Vice President	A

Regarding Coopernic, Sreedhar, first of all, it is the first year in 2015 that we have the benefit of Coopernic. What is clear is that those benefits are, I would say, beyond our expectation. And we, of course, have a plan for the coming years and we see those benefits continue to increase steadily in the future years.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

We have not released any figure and we are not cycling the Coopernic benefit. So, this is the first year we have Coopernic – we are recording Coopernic benefit, it is much more significant than the AMS benefit we're having before. And we have a plan to further increase those Coopernic benefit in the coming [ph] few years (35:54). We are extremely satisfied of this buying alliance.

Regarding working capital, let's say, we had been guided originally the market prudently. If you remember, we have a €450 million free cash flow, excluding the one-off cost of our Transformation Plan. As you have noted, we are now facing some unexpected non-recurring cash outflow, so via the Transformation Plan. The cost of it would be slightly higher, because we have had additional voluntary leavers in the last part of this year, so we'll have to make up for it.

We have had this penalty from the Belgium Competition Authority, and we have also a merger-related cost. But I think we'll be able to absorb those, because we have been guiding the market prudently and still deliver a €450 million free cash flow excluding the Transformation Plan outflow. So, we are still confident that we'll post a solid free cash flow in Q4, in particular, as you know, because there is a seasonal impact, a seasonal impact not only on our EBITDA, but also on our working capital situation at the end of the year.

Sreedhar Mahamkali Macquarie Capital (Europe) Ltd.	Q

Okay. Thank you.

Operator: Thank you. We will now take our next question from François Halconruy of Morgan Stanley. Please go ahead.

François G. Halconruy Morgan Stanley & Co. International Plc	Q

Yes. Good morning, all. And I have two questions, please. The first one on the U.S. and your Fresh, Easy & Affordable plan. And I guess in Wilmington and Greenville, you said that sales are rewarding. But could you just confirm if in these two markets they're actually growing ahead of the rest of your network? And also, is it rewarding but also in line with your expectations?

And then related to profitability, well, you're making good progress versus your expectations for these remodeled stores. Any lessons there that you could apply to the rest of the remodelings and that could help decrease the €355,000 of pre-opening expenses? That's my first question.

And second question is on the finance cost to the quarter, which came in quite above consensus expectations in Q3. And was that mostly linked to the one-offs you mentioned around the value change of currency derivatives? And how should we be thinking about the full year number this year? But also are you comfortable with next year's consensus expectation of around [ph] €160 million (38:23) for the finance cost? Thank you.

Frans W. H. Muller President & Chief Executive Officer	A

Thank you for those questions. To come back to the U.S. to start with, the indicative amount for store opening we gave as operating expense, we are completely in that planning and there is no deviation from that amount. The second thing is, your question on Greenville and Wilmington. We said already that Greenville was impacted by more openings than we anticipated of competition, that's mainly Walmart Supercenters, Neighborhood stores, and Harris Teeter. And if we would correct for those square meters, then the same-store sales, let's say, is growing also there faster than the total network. And for Wilmington, this was already in the case. So, we are happy with the top line developments. As Pierre mentioned, there is some perspective there to increase some margins. And we made very good progress on both labor and shrink to come closer to our pro forma.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Pierre Bouchut Chief Financial Officer & Executive Vice President	A

Yeah. Regarding our financial cost, the situation is a bit complex. This year, our interest expenses, our financial cost is affected by two things. First of all, up to €41 million, as you know, because of the one-off cost related to the tender offer we made on our bonds in Q2. So, adjusted for that, our year-to-date financial cost stand at €152 million versus €127 million. And the second element which affects our financial cost, of course, is FX. About two thirds, 65% to 70% of our total debt is U.S. dollar denominated and, therefore, we are affected by the increase of the U.S. dollar versus the euro, which is quite significant as you know.

Then, this being said, we have a second effect – is the volatility of our interest rates from one quarter to another; and this is a bit complex to explain. But we have an [ph] interco (40:33) loan from a Belgium company to a U.S. company, which is U.S. dollar denominated and it's a very long-term loan. So, of course, we have hedged this loan and we have made a swap so that to avoid any currency risk, and there are two ways of accounting this problem. The first is the loan itself at each closing date for each quarter is accounted at the spot rate, while the swap is accounted at the mark-to-market valuation. And there could be a disconnect at each cut-off date between those two accounting methodology and this creates because of the volatility of FX rate a bit of volatility on our interest expenses. This being said, it has no impact, of course, from an economic standpoint, and over time, the two accounting methodologies should derive to the same point.

So this explain why from one quarter to another you can have a significant or slight variances from our interest expenses, but over time, there is no difference. [ph] And hopefully, my explanations are clear (41:42) but it is the most simplified way of presenting it. Everything being taken into account, yes, we are confident with the amount that you have indicated for interest expenses in 2016. And so, on Easy, Fresh & Affordable, hopefully, this is helpful, with the learnings of Greenville and Wilmington, we came better out of the gates for the 162 Raleigh stores both on labor and shrink and store organization. So we are very confident that we have a very good start in Raleigh not only to top line but that we also are much closer to our expectations and plans there.

Pierre Bouchut Chief Financial Officer & Executive Vice President	A

Yeah. Just to be precise, €140 million of interest expenses in 2016 is assuming an FX rate of €1 for [ph] $1.1 (42:31) just to avoid any confusion.

François G. Halconruy Morgan Stanley & Co. International Plc	Q

Thank you. Very helpful.

Operator: [Operator Instructions] We will take our next question from Cédric Lecasble of Raymond James. Please go ahead.

Cédric Lecasble Raymond James Euro Equities SAS	Q

Yes. Good morning, gentlemen. Most of my questions have already been asked and addressed. I would just have a remaining one. Based on your current expectations, have you changed any of your plans on the total conversion of the Food Lion network into Easy, Fresh & Affordable? Could you update us on your midterm plans in terms of number of stores, percentage of the total network [indiscernible] (43:15) experiment? And do you still see some room to improve the concept? You mentioned progress on labor and shrink, are there some other areas where you can still improve the efficiency? Thank you.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Frans W. H. Muller President & Chief Executive Officer	A

On Easy, Fresh & Affordable rollout, we already said at the [indiscernible] (43:38) that we're working now on the next market for 2016. And that will be a strategic market for us, but we don't want to disclose further where this will be for competitive reasons.

And on Easy, Fresh & Affordable, the total refurbishing of those stores, we are in line also going forward with the cost and the expense for the openings itself. I think we have a very good planning there, very precise.

We make progress on shrink and labor as you mentioned, but at the same time, we also learn more how to work with a traffic creating that offer in fresh and ultra-fresh. So to give you an example, in Raleigh, we have added a frequency from our warehouses to service those stores better. So I think this will also help us in better shelf availabilities in fresher produce, in lower shrink numbers.

We worked at the store organization, the layout we have in Raleigh, a few – a new décor in our stores, which is I think even more communicative to our customers and gives better directions and layout, and makes the store even more intuitive. So we learn on the way. And if you see now, the 162 stores of Raleigh done in six months' time.
This is an amazing effort which gives our company a lot of routines now to go to the next market. So we gain experience, we gain routines, and we also learn how to work with the new offers and new assortments in a better way.

Cédric Lecasble Raymond James Euro Equities SAS	Q

Thank you.

Operator: Thank you. We will now move to our next question from Fernand de Boer of Degroof Petercam. Please go ahead.

Fernand de Boer Petercam Bank (Nederland) NV	Q

Yes. Good morning. It's Fernand de Boer of Petercam. Three questions, if I may. One, on the savings. You took [ph] an additional position (45:43) but did not update the guidance. What's behind it, because it should lead to additional savings if you have more people leaving the company in the short term?

Then, on the tax rate, you had recognition of deferred tax assets. What could we expect there going forward, I think more in the pipeline? And the last one, you stated that you will go on the road show together with Dick Boer, but that should also mean then at that moment there are some documents available or what are you going to tell [indiscernible] (46:13)

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

Pierre Bouchut Chief Financial Officer & Executive Vice President	A

Well, I'm not sure I understood precisely your first question, but of course, the additional voluntary leavers is a one-off cost which translate over time in savings. The savings is in line with our Transformation Plan. So, effectively, additional people have opted to choose the Transformation Plan condition, and we'll be hiring new people at new bargaining agreement.

Regarding your second question which is – yes it's – this $25 million of recognition of a former tax credit will obviously improve our effective tax rate in 2015. But our guidance for effective tax rate over time is not changing. So in 2015, probably we should come up with an effective tax rate of 23%. But in the future, our effective tax rate should be back to normal. And the third question was...

Frans W. H. Muller President & Chief Executive Officer	A

The third question was the road shows with Dick Boer then for the end of November and the beginning of December. The objective here is to share together with the market our joint and shared enthusiasm for this combination. That's one topic we would like to do and answer also questions from this topic.

The second thing is we would like to inform the market on the progress on the merger. As such, so talk about the various filings and the status with the authorities. And the third thing is we also would like to share with the market itself how we now progress in the various work streams on making sure that we are ready for day one. And ready for the day one is ready for day one synergies, ready for day one associates, change management, logistics and these kind of things and we would like to give more light on those topics as far as we have them, end of November and December road shows.

Fernand de Boer Petercam Bank (Nederland) NV	Q

Okay. Thank you so much.

Frederic Franciscus Maria van Daele Vice President-Investor Relations	A

Operator, can we have the last question please?

Operator: Yes. No problem. The last question comes from James Grzinic of Jefferies. Please go ahead.

James R. Grzinic Jefferies International Ltd.	Q

Yes. Good morning guys. I just had a very quick one. It's my impression that you seem to be a little bit more enthusiastic about prospects from Belgium in Q4. Can you perhaps explain a little bit more why that is the case? Do you think the integrators can do a little bit better? Do you feel that the associate stores can really lift performance even further? What is giving you that increased confidence if indeed it is there in the first place? Thanks.

Frans W. H. Muller President & Chief Executive Officer	A

What we said, James, thanks for that question. We said in the last quarter already when we saw, let's say, a higher margin than you might have expected, we said, let's be careful and prudent. We are in a big transformation program and when you see the numbers of people leaving the stores then we talk about close to 20%. So we have to learn a lot of new routines with the new store organization with a lot of routines and experienced people leaving our company and at the same time, we came out of a period where we have quite some disruptions.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

So the 2015 year will be still a year with high volatility especially for our company-operated stores and we're working now very hard to implement those new store organizations to make sure that we are in line with the savings as we predicted that goes very well and indeed, the affiliate stores are making strong progress here.

It's too early to say – to adjust any outlooks there we're confident with at least 2% UOP for the full year which we indicated earlier but there's no reason now through a lack of visibility such a huge game changing environment. There's no reason now to adjust that indication.

Pierre Bouchut Chief Financial Officer & Executive Vice President	A

Yeah. And if I may, James don't forget that our comparable basis last year in Q4 was extremely – we had a very tough Q4 last year, we've store disruption and we are cycling such I would say, a favorable comparison basis.

James R. Grzinic Jefferies International Ltd.	Q

Okay. That's very clear. Thank you.

Frans W. H. Muller
President & Chief Executive Officer

Okay. Thanks, everyone, for participating in today's conference call. A replay is available on the website. And if you have any additional questions, do not hesitate to contact the Investor Relations department. We will announce our full year revenues on Friday, January 22, 2016 and speak to you then. Thank you.

Operator: Thank you. That will conclude today's conference call. Thank you for your participation, ladies and gentlemen. You may now disconnect.

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Delhaize Group SA (DEG)	Corrected Transcript
Q3 2015 Earnings Call	29-Oct-2015

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Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration. In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward-Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.